July 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: SUN

Registration Statement on Form S-1

Filed June 9, 2025

File No. 333-287884

Dear Sir or Madam:

On behalf of SUN (the "Company"), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated July 7, 2025 (the "Comment Letter") regarding the Company's Registration Statement on Form S-1, File No. 333-287884, filed on June 9, 2025.

For your convenience, each comment from the Comment Letter is restated below in bold and is followed by the Company's response.

Registration Statement on Form S-1

Cover Page

1. Please disclose the concentration of ownership of your common stock by your Chief Executive Officer.

As of the date of this prospectus, our Chief Executive Officer, Mr. Muyingo, beneficially owns 5,000,000 shares, or approximately 96% of our outstanding common stock prior to this offering. Upon full completion of the offering, if all the shares are sold, he will hold 29.07% of the outstanding shares.

Prospectus Summary, page 4

2. We note a graphic on page 4 mentioning "Immersive Virtual Reality Experience" and "Direct Sales" involving Microsoft and Meta. We also note your disclosure on page 2 that "although we aim to license or sell these productions to major tech platforms such as Meta, Microsoft, and other prominent tech companies, this has not yet been achieved." Please note that graphic presentations should accurately represent your current business. Accordingly, you should remove those portions of your graphic that depict sales to Microsoft and Meta. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company has removed any image/graphic implying current sales or partnerships with Microsoft or Meta.

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3. You disclose that you secured funds of $37,500 to invest in a film production company, Back to The Present LLC a subsidiary of JSL STUDIOS. Please expand your disclosure regarding the origination of such funds and the nature and terms of the investment agreement.

We have added a disclosure that: “The Company has filed the investment agreement with Back to the Present, LLC as an exhibit. Under the agreement, SUN acquired one Class B Membership Interest for $37,500, entitling it to 1% of net profits. The investment was funded through a long-term loan from our Director Mr. Muyingo. SUN holds no managerial or voting rights and is a passive investor.”

Risk Factors, page 8

4. Please expand your risk factors section to include a discussion of the material factors that make an investment in the company or offering speculative or risky. In this regard, your risk factors section should address, among other risks, the risks associated with your Chief Executive Officer's concentration of ownership of your common stock, your dependence upon Muy House, LLC, risks related to intellectual property, potential difficulties for shareholders in enforcing judgments against your Chief Executive Officer due to him residing outside of the United States and your status as an emerging growth company. Refer to Item 105(a) of Regulation S-K.

We have added the following risk factors accordingly:

•	Concentration of Ownership

Our Chief Executive Officer currently holds approximately 96% of our outstanding shares, giving him substantial control over all matters requiring shareholder approval. This concentration may delay or prevent a change in control and may adversely affect the market price of our common stock.

•	Reliance on Muy House, LLC

We are dependent on our strategic partnership with Muy House, LLC. Any disruption or termination of this relationship could adversely impact our marketing reach and community engagement.

•	Enforceability of Judgments

Our Chief Executive Officer partially resides in the United Kingdom. As a result, it may be difficult for investors to effect service of process within the U.S. or enforce judgments against him under U.S. securities laws.

•	Intellectual Property Risks

We rely on our intellectual property, including trademarks and digital media assets. If we fail to adequately protect these rights, or if third parties infringe upon them, our competitive position may be harmed.

•	Emerging Growth Company Status

As an “emerging growth company,” we are subject to reduced reporting requirements, which may limit the information available to investors. We may also lose this status sooner than expected, increasing compliance costs.

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5. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under "Available Information" on page 31.

We would like to inform the Staff; the Company has filed a Form 8-A12G accordingly.

Plan of Distribution

Procedures and Requirements for Subscription, page 12

6. Please file the subscription agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

The Company would like to inform the Staff; we have filed the exhibit accordingly.

Description of Business, page 14

7. According to the prospectus summary, you are in the process of building dance and theatrical experiences that fuse the performing arts with virtual reality (VR) technology. You also note that you have generated revenue and contracted partners. On page 15, you state that you generate revenue through direct sales and licensing of your VR experiences to tech platforms and content distributors and have realized $17,475 in revenue. However, from your disclosure it does not appear that you have began operations. Revise your disclosure to explain how and when this revenue was generated.

In response to the Staff’s comment, we have revised our disclosure to clarify how and when the $17,475 in revenue was earned during the reporting period.

We have updated the “Description of Business” section to reflect that the revenue recognized as of October 31, 2024, was primarily generated from early-stage marketing and consulting service contracts, and not from commercial licensing of VR content. To avoid confusion, we clarified that while our future business model is centered on monetizing VR experiences, that activity has not yet commenced.

In addition, we have added detailed disclosure to the “Management’s Discussion and Analysis” section to explain the nature of the contracts, delivery of services, and timing of revenue recognition. These revisions also align with our updated Revenue Recognition footnote in the financial statements.

The revised language appears in the following sections:

Description of Business

MD&A – Results of Operations

Intellectual Property, page 15

8. We note your disclosure that SUN "holds a registered trademark and has secured the rights to various digital assets," and your statement that "these assets will become increasingly valuable, contributing to our competitive edge and market position." Please disclose the nature of your material intellectual property and, to the extent you rely on agreements that provide you with the rights to use such trademarks, disclose the terms of such agreements. See Item 101(c)(iii)(B) of Regulation S-K. Additionally, please consider whether any agreements to the rights to use a trademark should be filed as an exhibit to the registration statement.

The Company has removed the referenced statement to avoid implying material value or competitive significance that may not be fully supported at this stage.

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Liquidity and Capital Resource, page 20

9. You stated that the timing to complete the development of the first operating version is estimated to be Q1 of 2026. However, later in the same paragraph you disclose that the anticipated completion date is Q1 2024. Please revise to resolve the inconsistency and clarify the development progress of your platform's architecture as of the date of the filing.

The anticipated completion date for the first operating version of our platform is Q1 of 2026. The earlier reference to Q1 2024 was a typographical error and has been corrected.

In regard to the progress we have now stated that our platform's architecture, we have built a beta, test-ready, pre-release version. The platform includes most core features but still has some inconsistencies and incomplete elements. It's shared with a limited group of people to gather feedback and fix issues before the full public launch.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

10. Please tell us whether there has been a change in accountant during the two most recent fiscal years or any subsequent period. If there has been a change in accountant, revise to provide all of the disclosures required by Item 304 of Regulation S-K. If there has not been a change in accountant please explain the basis for providing the disclosures in this section and tell us who the "Auditor Entity" is.

We would like to inform the Staff, we have deleted the previous disclosure in the given sections as there have not been any changes in or disagreements with accountants on accounting and financial disclosure.

Directors, executive officers, promoters and control persons, page 24

11. Please briefly describe Mr. Muyingo's business experience during the past five years. Refer to Item 401(e) (1) of Regulation S-K.

Mr. Muyingo, age 52, has served as the officer of SUN since its inception in the fall of 2024. Over the past five years, he has worked as a financial consultant and business advisor for multiple private clients, focusing on early-stage ventures and financial planning. He is also a trained choreographer and creative producer, having led independent VR and performance projects in the US, UK and East Africa.

12. We note your disclosure that Karolina Muyingo, Dwight Wittmer and Olga Kokoshynska FinLit are members of your audit committee. Please provide us with a legal analysis of the basis upon which you concluded that your audit committee may include individuals that are not members of your board of directors. Ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Wyoming Business Corporation Act.

The Company has revised the disclosure to state that it “Has established an Audit Committee composed of our sole director, Mr. Muyingo, who serves as the committee’s only formal member in accordance with the Wyoming Business Corporation Act. In addition, Karolina Muyingo, Dwight Wittmer, and Olga Kokoshynska FinLit serve in an advisory, non-voting capacity to support the Audit Committee with an some expertise. The three individuals are not members of our board and do not participate in formal committee votes. Their role is limited to providing professional input, and independent perspectives as the company develops its internal controls and reporting framework.

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Transactions With Related Persons, Promoters, and Certain Control Persons, page 29

13. Please revise your related party disclosure to include the information required by Item 404(d) of Regulation S-K for each related party transaction during the relevant time period. Specifically, we note that the partnership agreement with Muy House, LLC, filed as exhibit 10.6, identifies the Director and founder of Muy House, LLC as Nicole Muyingo. Given that this party shares the same last name as your CEO, explain the nature of the relation between these individuals and revise your related party disclosure accordingly.

We would like to inform the Staff, that we have revised the related party disclosure accordingly.

14. Please disclose the amount due to Mr. Muyingo under the loan agreement as of a recent practicable date. In this regard, we note your disclosure on page F-21 that the company returned a portion of this loan in January 2025. Also, file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We would like to inform the Staff, that we have added the disclosure accordingly. The Company has also filed an exhibit in line with the request of the Staff.

Report of Independent Registered Public Accounting Firm, page F-2

15. Please explain the reference to the period ended October 31, 2024 in the going concern paragraph of Boladale Lawal's opinion or revise as necessary. We refer to you PCAOB Auditing Standard 2415.

We wish to inform the Staff that the auditor has revised their disclosure accordingly.

16. We note you have a note receivable, long-term investments, unearned revenue, and long-term business loans in your financial statements as of October 31, 2024 and/or January 31, 2025; however, there is no disclosure explaining what these line items represent. Please tell us the nature of these amounts and revise your footnotes accordingly.

We have amendedn the disclosures in question in the response to the comment of the Staff.

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not provided any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

Michael Ssebugwawo Muyingo

Chief Executive Officer

SUN

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